US Parts Online Inc.

2360 Corporate Circle Suite 400

Henderson, NV 89074

May 20, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

Re: US Parts Online Inc.- Registration Statement on Form S-1

Amendment No. 5

Filing No. 333-179765

Dear: Justin Dobbie

In response to your letter dated May 6, 2013 which included comments regarding our registration statement, we have prepared the following responses:

Prospectus Summary, page 6

Comment: 1

You state here and elsewhere in the prospectus that you earned a “profit” from the sale of certain auto parts. Please revise to clarify that the amount disclosed is a gross profit.

Response: We have revised to clarify that the amount disclosed is a gross profit.

Description of Business, page 33

General, page 33

Comment: 2

We note your response to prior comment 2 and reissue in part. Please clarify, if true, that you are currently operating your business from Finland. In addition, please disclose whether you currently have office space in Finland from which you are operating your business.

Response: We currently are not operating our business from Finland. We do not have any physical office in Finland. According to our Plan of Operation we are planning to rent warehouse/office in Kotka, Finland on 12th month of operation.

Financial Statements

Condensed Balance Sheets, page 64

Comment: 3

We note your disclosure on page 29 stating that you used the $3,000 deposit for the salvaged car on March 5, 2013 to ship that car to your customer. We also note that your February 28, 2013 interim balance sheet does not present a balance for the deposit and the statement of operations for the three month ended February 28, 2013 presents revenues of $15,000 from what appears to be the sale of this salvaged car. Please tell us why it is appropriate to recognize revenue from the sale of the salvaged car for the three months ended February 28, 2013 in light of your disclosure that the car was shipped to your customer on March 5, 2013. If the $15,000 of revenue is not from the sale of the salvaged car, please tell us, and disclose in the filing, the product sold that generated the revenue.

Response: In February 2013 we decided not to buy the “salvage car” and our supplier agreed to credit our deposit towards shipping expenses for which we were billed in March 2013. The $15,000 was generated from the sale of auto parts (not the “salvage car”), consulting and shipping service in the three months ended in February 28, 2013. On March 5th, we were billed and paid the shipping expenses with the deposit of $3,000.

Also, we have revised our February 28, 2013 interim balance sheet.

Please direct any further comments or questions you may have to the company's attorney:

J.M. Walker & Associates

 Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

Phone 303-850-7637

Thank you.

Sincerely,

/s/Dmitrijs Podlubnijs

Dmitrijs Podlubnijs

Chief Executive Officer

Chief Financial Officer